Exhibit 4.62

Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission. Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit. The omitted confidential information has been filed with the Securities and Exchange Commission.

Agreement

This Agreement made this 15th day of November 2005 by and between Nisshin Pharma Inc., a Japanese corporation having its principal office at 25, Kanda-Nishikicho 1-chome, Chiyoda-ku, Tokyo, Japan (hereinafter referred to as “Nisshin”) and Amarin Pharmaceuticals Ireland Limited, an Irish Company (which is wholly owned by Amarin Corporation plc) having its principal office at 50 Pembroke Road, Dublin 2, (hereinafter referred to as “Amarin”) and Amarin Neuroscience limited, a Scottish company having its principle office at King Park House, Laurelhill Business Park, Polmaise Road, Stirling, UK,FK7 9JQ, in connection with the Agreement made on the 27th October 1999 between Nisshin Flour Milling Co., Ltd., a Japanese corporation, the parent company of Nisshin, and Laxdale Limited, a Scottish company now known as Amarin Neuroscience Limited due to the corporate take-over closed on the 8th October 2004 by Amarin Corporation plc, which was assigned on the 2nd July 2001 by Nisshin Flour Milling Co., Ltd. to Nisshin; and is to be assigned by Amarin Neuroscience Limited to Amarin in accordance with Article 7 together with all its rights and obligations having arisen or arising thereunder (such agreement hereinafter referred to as “the Original Agreement”).

Witnesseth:

Whereas, by the Original Agreement Nisshin Flour Milling Co., Ltd. agreed to supply ethyl-eicosapentaenoate (EPA-E) in bulk style (hereinafter referred to as “the Products”) to Laxdale Limited to be used by Laxdale Limited in its research and development of a drug which will be made from the Products and also clinical trials (hereinafter such drug referred to as “the Drug”);

Whereas, Nisshin has been waiting for Amarin to obtain an drug approval for Huntington’s Disease (HD) treatment and now has taken the decision to inform Amarin that Nisshin cannot be the supplier of the Products to Amarin in the future because, due to Amarin’s unexpected delay in securing the regulatory authorities’ approval of its manufacturing and sale of the Drug for HD, Nisshin cannot foresee a situation of being able to guarantee to maintain its manufacturing facilities and its control system for the production of the Products without any manufacturing opportunity for another two years or more;

Whereas, Amarin understands that Nisshin wants to discontinue the supply of the Products but wishes Nisshin to continue to supply of the Products for the clinical trials until an alternative supplier can be found,; and

Whereas, Nisshin understands the foregoing conditions of Amarin and agrees to continue the supply of the Products to Amarin and to cooperate with Amarin, including but not limited to, for the dealing with the Inspection by FDA (Food and Drug Administration) for Amarin until Amarin obtains the approval for HD from FDA, only in parallel to Amarin’s finding an alternative supplier only for no more than three years after June 6, 2005.

It is therefore agreed between the parties hereto as follows.

Article 1. (Extension of Term)

Notwithstanding the provisions of Article 10 of the Original Agreement, the said Agreement shall be extended to June 6, 2008 on the conditions hereinafter stipulated. It is agreed by Amarin that there shall be no further extension of the term of the Original Agreement other than the extension above for any reason whatsoever.

Article 2. (Continued Cooperation)

During the term of the Original Agreement set out in Article 1 above, Nisshin shall maintain DMF (Drug Master File) of EPA-E and deal with the Inspection by FDA until Amarin obtains the approval of the Drug for HD from FDA but no later than June 6, 2008, provided, however, Nisshin shall not be liable for failure to obtain the said approval by Amarin for any reason whatsoever. Nisshin shall, on behalf of Amarin, pay the costs for the DMF renewal and changes and for the FDA inspection including the related expenses. The repayment of such costs shall be made to Nisshin by Amarin based on the Invoices sent by Nisshin to Amarin Nisshin shall attach a copy of each invoice in evidence for such disbursement together with the Invoices to Amarin. It is stated by Nisshin and agreed by Amarin that Nisshin shall not guarantee to clear the Inspection of FDA smoothly because there is a further absence of any manufacturing opportunity for two years or more.

Article 3. (Stock Inventory and Continued Supply)

Amarin shall commit itself to complete by the end of December 2005 the purchase of one batch of the Products (180 kg) now remaining in the stock of Nisshin. Amarin shall also commit itself the purchase of the Products which will be manufactured by Nisshin using the 1.7 tons of the intermediate materials currently in the stock of Nisshin regardless of the result of the clinical trials which are now conducted for HD and will be completed by the end of the year 2006. The order for the Products which will be manufactured from the foregoing 1.7 tons intermediate shall be sent to Nisshin from Amarin by the end of October 2006. Nisshin will notify Amarin a proposed date of shipment of the Products after receiving the order from Amarin.

The price of all the Products purchased under this Agreement shall be [*] Japanese yen (¥[*]) per kilogram, FOB Japan. The conditions of the shipment are the same as specified in the Original Agreement.

The supplying schedule for the foregoing Products shall separately be agreed upon by the parties hereto and payment of the price of the foregoing Products shall be made within one month after the receipt of an invoice from Nisshin which will be sent by Nisshin to Amarin soon after the shipment of the Products, notwithstanding the provision of Article 2 and 4 of the Original Agreement.

Article 4. (Advance)

In order to guarantee the full performance of its obligations under the provisions of the preceding Article 3 and in consideration of Nisshin’s grant of extension of the term of the Original Agreement, Amarin shall pay a down payment of [*] yen (¥[*]) to Nisshin by the end of 2005 to be fully credited (without set off, deduction or counterclaim) against any sums due to Nisshin in respect of the Products purchased pursuant to Article 3. It is understood by Amarin that the advance money in the amount of [*] yen (¥[*]) set out in Article 4 of this Agreement shall not be returned to Amarin for any reason whatsoever provided Nisshin is prepared, willing and able to make the supplies set out in Article 3.

Article 5. (Continued Effect of Provisions of Original Agreement)

Except Article 12. and the provisions of the Original Agreement which shall be superceded and hereby deleted by the provisions of this Agreement, all the provisions of the Original Agreement shall continue effective until the extended term set out in Article 1 expires. In the event of any ambiguity or inconsistency between the terms of this Agreement and the terms of the Original Agreement then the terms of this Agreement shall prevail and take precedence.

Article 6. (Mutual Discussion)

Any matter not specifically stipulated in this Agreement regarding the extension of the Original Agreement or its related matters, where necessity happens, shall be agreed between the parties hereto through amicable discussion.

Article 7. (Assignment)

Amarin Neuroscience Limited hereby assigns to Amarin with full title guarantee all rights, claims and liberties the full benefit and the burden and obligations of the Original Agreement to hold the same absolutely and Nisshin hereby consents to such assignment to take effect from the date hereof.

In witness whereof, the parties hereto have caused their authorized representatives to execute this Agreement on the date first written above.

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